CAIS Capital, LLC
Statement of Financial Condition
December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-68646

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING __01/01/2021__ AND ENDING __12/31/2021__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CAIS Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 Madison Avenue, FL 2

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Timothy Shannon	212-201-2327	finance@caisgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP

(Name – if individual, state last, first, middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Shannon, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CAIS Capital, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
President



Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CAIS Capital, LLC
Index
December 31, 2021

Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of CAIS Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CAIS Capital, LLC (the Company) as of December 31, 2021 and the related notes (the " financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.
New York, NY
March 1, 2022

CAIS Capital, LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	8,459,946
Accounts receivable		9,448,353
Prepaid expenses		54,206
Total Assets	$	17,962,505

Liabilities and Member's Equity

Due to affiliate - net	$	3,006,573
Deferred revenue		15,975
Accounts payable and other accrued expenses		225,281
Total Liabilities		3,247,829
Member's Equity		14,714,676
Total Liabilities and Member's Equity	$	17,962,505

The accompanying notes are an integral part of these financial statements.

CAIS Capital, LLC
Notes to the Statement of Financial Condition
December 31, 2021

1. **Organization**

   CAIS Capital, LLC or the "Company" is a limited liability company established in the state of Delaware on July 27, 2009. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including direct selling agreement fees, underwriting revenue, and a platform distribution fee. The company is wholly owned by Capital Integration Systems, LLC ("CAIS LLC"), an affiliated entity established in the state of Delaware.

   The Company's headquarters is located in New York, NY and its clients are primarily located throughout the United States.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

   Recently Adopted Accounting Standards
   In December 2019, ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, was issued by the FASB that simplifies the accounting for income taxes by eliminating some exceptions to the general approach in Accounting Standards Codification 740, Income Taxes. The new guidance clarifies that an entity is not required to allocate the consolidated amount of current and deferred tax expense to separate financial statements of legal entities that are not subject to tax and disregarded by the tax authority. The Company has elected to adopt ASU 2019-12 for the year ended December 31, 2021 retrospectively and therefore no income taxes are recorded by the Company.

   Cash
   Cash consists of cash at banks, primarily held at one financial institution and at times may exceed federally insured limits. The maximum insurable limit on cash deposits is $250,000. Cash in excess of the insurable limit was $7,959,946 as of December 31, 2021. The Company reduces its exposure to credit risk by depositing its cash with high credit-quality financial institutions. Management believes that the credit risk of the uninsured portion is remote.

   Accounts Receivables
   Accounts receivable are stated at their net realizable value, which represents the account balance, less an allowance for balances not partially or fully collectable, if any.

   The company uses current expected credit loss ("CECL") methodology in accordance with ASC Topic 326, Financial Instruments – Credit Losses to estimate expected credit losses over the entire life of the financial asset for accounts receivable. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including accounts receivable, utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with accounts receivable is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. In addition, in certain cases management may determine that collection will not be realized, in which case either a direct charge-off is recorded or the allowance previously

established is relieved. Management did not believe an allowance was necessary as of December 31, 2021.

Revenue Recognition

The company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The primary sources of revenue for the Company are as follows:

Direct selling agreement fees

Direct selling agreement fees consist of revenue earned from providing introducer and investor related services to managers of private investment vehicles, which is also the Company's performance obligation. The Company records direct selling agreement fees over the time the services for the transactions are completed under the terms of each contract. Variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts the uncertainty is dependent on various factors, commonly the value of the private investment vehicles' assets under management, which is highly susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until these factors are known, which is generally on a quarterly basis.

Underwriting revenue

Underwriting revenue generally arises from securities offerings in which the Company provides introducer services to issuers of securities and the broker-dealer or registered investment advisor who represents the purchaser of the offering. Underwriting revenue can also arise from the Company participating in a private placement directly for an entity. Generally, the Company believes its performance obligation is satisfied when the investor, through its broker-dealer or registered investment advisor, purchases the security. The Company records underwriting revenue at a point in time on the trade date when the performance obligation is satisfied. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred.

Platform distribution fee

Platform distribution fee occurs from a distribution agreement with CAIS LLC where the Company provides introducer services for investors to purchase interests in private investment vehicles sponsored by CAIS LLC, which is also the Company's performance obligation. The transaction price is a fee that is calculated as a fixed percentage of certain fees payable to CAIS LLC from the investment vehicles and is recognized as revenue when the performance obligation is satisfied, which is over time. Variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts the uncertainty is dependent on various factors, commonly the value of the private investment vehicles' assets under management, which is highly susceptible to factors outside the Company's influence.

The Company does not believe that it can overcome this constraint until these factors are known, which is generally on a monthly basis.

Contract Balances

The timing of revenue recognition may differ from the timing of payment. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. The balance of accounts receivable is included in the Statement of Financial Condition.

Interest

Interest is earned from cash in bank accounts. Interest is recorded as earned.

Income Taxes

The Company is considered a disregarded entity for federal and state income tax purposes and is included in the income tax returns filed by CAIS LLC. CAIS LLC is a limited liability company and is treated as a partnership for income tax purposes. No provision has been made for federal and state income taxes since these taxes are the personal responsibility of the members of CAIS LLC.

The Company recognizes the effect of tax positions only when they are more likely than not to be sustained under audit by Taxing Authorities. At December 31, 2021 the Company did not have any unrecognized tax benefits or liabilities. The Company operated in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from these estimates.

3. **Guarantees**

ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

4. **Related Party**

The Company entered into a distribution agreement with CAIS LLC, whereby it receives a fee equal to 5% of certain fees payable to CAIS LLC from the private investment vehicles. During the year the fees received by the Company from CAIS LLC were $560,395 which are included in "Due to affiliate – net" in the Statement of Financial Condition.

The Company also entered into a management services agreement with CAIS LLC, whereby CAIS LLC provides administrative services, office space, and other services related to the development and operation of the Company's business. The Company's share of such services is calculated monthly based on the methodology described in the management services agreement and is paid periodically via intercompany transfer to CAIS LLC, net of any amounts that CAIS LLC owes the Company. During the year ended December 31, 2021, the Company incurred $20,266,393 of expenses under the management services agreement. At December 31, 2021 the due to affiliate balance was $5,434,196 and the due from affiliate balance was $2,427,623 and is disclosed in the Statement of Financial Condition as "Due to affiliate – net" as $3,006,573 and is due on demand without interest.

5. Regulatory Requirements

For the year ended December 31, 2021, the Company did not have custody of any Client assets. The Company does not carry securities accounts for customers or perform custodial services and relied on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. There were no subordinated borrowings for the year ended December 31, 2021.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under SEC Rule 15c3-1, CAIS Capital, LLC is required to maintain minimum net capital equal to the greater of $50,000 or 6.667% of aggregate indebtedness. At December 31, 2021 CAIS Capital, LLC had net capital of $5,212,117 which was $4,995,595 above its required net capital of $216,522. The ratio of aggregate indebtedness to net capital was 0.62 to 1 at December 31, 2021.

6. COVID-19

The impact of the COVID-19 outbreak on the financial performance of the Company will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's financial results may be materially adversely affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

7. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2021, and through March 1, 2022, the date of the filing of this report.

There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2021.